INVESTMENT MANAGERS SERIES TRUST III

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 21, 2024

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust III (the “Registrant” or “Trust”) (File Nos. 033-79858 and 811-08544) on behalf of the FPA Short-Term Government ETF

Dear Ms. Lithotomos:

This letter summarizes the comments provided to me by the staff of the U.S. Securities and Exchange Commission by telephone on October 1, 2024, regarding Post-Effective Amendment No. 120 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on August 16, 2024, relating to the FPA Short-Term Government ETF (the “Fund”), a newly-created series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment to the Registration Statement (the “Amendment”) that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure, notwithstanding any review, comment, action, or absence of action by the staff.

Response: The Registrant acknowledges the comment.

2.	We note that material portions of the filing are incomplete at this time (e.g., fee table, expense example, auditor information, exhibits, etc.). Please confirm that any missing information or incomplete information will be included in the Registration Statement on or before the effective date.

Response: The Registrant confirms that the Fund will complete or update all information that is currently in brackets or missing, and add all exhibits in the Amendment filing.

PROSPECTUS

Cover page

3.	The cover page of the Prospectus states “[s]hares of the Fund are listed and traded on the Chicago Board Options Exchange (the “Exchange”). Please confirm that this is the appropriate exchange for the Fund.

Response: The Registrant confirms that the CBOE BZX Exchange, Inc. is the appropriate exchange for the Fund.

SUMMARY SECTION

Fees and Expenses of the Fund

4.	Please provide the Fund’s completed fees and expenses table and example to the staff for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fees and expenses table and example are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.25%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.58%
Total Annual Fund Operating Expenses	0.83%
Fee Waiver and Expense Reimbursement[2]	(0.74)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.09%

[1]	“Other Expenses” are estimated for the current fiscal year. Actual expenses may differ from estimates.

[2]	The Fund’s investment adviser has contractually agreed to limit Total Annual Fund Operating Expenses (excluding any leverage expense, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes, and extraordinary expenses, such as litigation expenses), to 0.09% of the Fund’s average daily net assets through October 31, 2027. The Fund’s investment adviser may recoup any operating expenses in excess of these limits from the Fund within three years if such recoupment can be achieved within the lesser of the foregoing expense limits and the expense limits in place at the time of recoupment. This agreement may only be terminated before its expiration date by the Board of Trustees of Investment Managers Series Trust III.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. The Example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$9	$29

5.	Please consider if there should be a line item in the fees and expenses table for acquired fund fees and expenses (“AFFE”) given the Fund’s investments in shares of exchange-traded funds and other mutual funds, including money market fund shares.

Response: While the Fund may invest in shares of other investment companies, the Fund’s AFFE is estimated to be less than 0.01% of the Fund’s average net assets; therefore, the AFFE line item has not been added to the fees and expenses table.

6.	With respect to the fee waiver and/or expense reimbursement discussed in footnote 2 to the fees and expenses table, please confirm that the fee waiver and/or expense reimbursement will extend for a period of at least 12 months from the effective date of the Registration Statement.

Response: The Registrant confirms that the fee waiver will extend for a period of at least 36 months from the effective date of the Registration Statement. Please also see the response to comment #4, above.

7.	Footnote 2 to the fees and expenses table states, “[t]he adviser may recoup any operating expenses in excess of these limits from the Fund within three years if such recoupment can be achieved within the lesser of the foregoing expense limits and the expense limits in place at the time of recoupment.” Please confirm that the recoupment is limited to three years from the date of the waiver or reimbursement made to the Fund.

Response: The Registrant so confirms.

Principal Investment Strategies

8.	The disclosure contained in the Fund’s principal investment strategies indicates that the effective duration of the Fund’s portfolio is expected to be approximately one to five years. The staff notes its position included in the adopting release for Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), that an investment company that includes the term “short-term” in its name should have a dollar-weighted average maturity of no more than three years. In light of the Fund’s name, please revise the disclosure to reflect a dollar-weighted average maturity of no more than three years.

Response: The Registrant intends to change the fund name to “FPA Short Duration Government ETF” and, therefore, respectfully declines to revise the disclosure as requested.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

9.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been applied to the Item 9 disclosure.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

10.	In the fifth sentence of the first paragraph under the section entitled “The Trust and the Fund”, should the Fund be included in the list of funds?

Response: The Registrant has revised the sentence as follows:

The Trust is an open-end, management investment company and ~~has the following other~~ currently consists of several other series of shares of beneficial interest. ~~series: (i) FPA Crescent Fund, (ii) FPA New Income Fund, (iii) FPA Flexible Fixed Income Fund, (iv) FPA Queens Road Small Cap Value Fund, (v) FPA Queens Road Value Fund, (vi) FPA Global Equity Fund, and (vii) FPA Global Equity ETF (together the “FPA Funds”).~~ This SAI relates only to the Fund and not to the other series of the Trust.

11.	Under the “Investment Restrictions” section of the Fund’s SAI, pursuant to Item 16 of Form N-1A and Section 8(b)(1) of the 1940 Act, please revise the fourth Investment Restriction to read:

(4) Invest 25% or more of its total assets, calculated at the time of purchase and taken at market value, in any one industry or group of industries (other than securities issued by the U.S. government, its agencies or instrumentalities);

Response: The Registrant believes the industry concentration policy as set forth in the Fund’s SAI is appropriate. The Fund does not have a policy to concentrate its investment in a particular industry or group of industries; rather, the Fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the Fund will not concentrate its investment in “any one industry.” With respect to “group of industries,” the Registrant believes Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1) of Form N-1A, and Item 16(c)(1)(iv) of Form N-1A, provide that a fund must disclose its policy with respect to actively concentrating investments in a particular industry or group of industries. The Registrant believes it is not possible for a non-concentrated fund to state it will not concentrate in a “group of industries,” as there will, in almost all cases, be a “group of industries” that, when aggregated, represent more than 25% of a non-concentrated fund’s assets. As a result, the Registrant believes the Fund’s current policy is appropriate.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ DIANE J. DRAKE
Diane J. Drake
Secretary
Investment Managers Series Trust III

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